Filed Pursuant to Rule 424(b)(2)
File No. 333-202840

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series K, Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index	$7,769,900	$967.35

(1)	The total filing fee of $967.35 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 950 (To Product Supplement No. EQUITY INDICES LIRN-1 dated May 22, 2017, Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-202840

776,990 Units $10 principal amount per unit CUSIP No. 94988U581	Pricing Date Settlement Date Maturity Date	November 21, 2017 November 29, 2017 November 29, 2019

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index

◾	1-to-1 downside exposure to decreases in the Index beyond a 10% decline, with up to 90% of your principal at risk

◾	Maturity of approximately two years

◾	2-to-1 upside exposure to increases in the Index, subject to a capped return of 15.04%

◾	All payments occur at maturity and are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

◾	No periodic interest payments or dividends

◾	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

◾	Limited secondary market liquidity, with no exchange listing; intended to be held to maturity

◾

The notes are unsecured obligations of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction

The notes are being issued by Wells Fargo & Company (“Wells Fargo”). The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is $9.66 per unit, which is less than the public offering price listed below. The initial estimated value of the notes was determined for us as of the date of this term sheet by Wells Fargo Securities, LLC using its proprietary pricing models. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet for additional information.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$10.00	$7,769,900.00

Underwriting discount	$0.20	$155,398.00

Proceeds, before expenses, to Wells Fargo	$9.80	$7,614,502.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November 21, 2017

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Summary

The Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019 (the “notes”) are our senior unsecured debt securities. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Wells Fargo. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Russell 2000® Index (the “Index”), is greater than its Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” and “The Index” below.

The public offering price of each note of $10 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (a) the underwriting discount, (b) the projected profit that our hedge counterparty (which may be MLPF&S or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (c) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations, which we refer to as our “secondary market rates.” As discussed below, our secondary market rates are used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The initial estimated value of the notes as of the pricing date is set forth on the cover page of this term sheet.

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the initial estimated value of the notes set forth on the cover page of this term sheet, based on its proprietary pricing models. Based on WFS’s proprietary pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Terms of the Notes		Redemption Amount Determination
Issuer:	Wells Fargo & Company (“Wells Fargo”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Starting Value:	1,518.890
Ending Value:

The average of the closing levels of the Market Measure on each calculation day occurring during the maturity valuation period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement EQUITY INDICES LIRN-1.

Threshold Value:	1,367.001 (90% of the Starting Value, rounded to three decimal places).
Participation Rate:	200%
Capped Value:	$11.504 per unit of the notes, which represents a return of 15.04% over the principal amount.
Maturity Valuation Period:	November 19, 2019, November 20, 2019, November 21, 2019, November 22, 2019 and November 25, 2019
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit. See “Structuring the Notes” on page TS-16.
Joint Calculation Agents:	WFS and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

The terms and risks of the notes are contained in this term sheet and in the following:

◾	Product supplement EQUITY INDICES LIRN-1 dated May 22, 2017: https://www.sec.gov/Archives/edgar/data/72971/000119312517177775/d394073d424b2.htm

◾	Prospectus supplement dated March 18, 2015 and Prospectus dated March 18, 2015: https://www.sec.gov/Archives/edgar/data/72971/000119312515096449/d890684d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, together with this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Wells Fargo.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Investor Considerations

You may wish to consider an investment in the notes if:

◾	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

◾	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

◾	You accept that the return on the notes will be capped.

◾	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

◾	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

◾	You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our assumed funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

◾	You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

◾	You seek 100% principal repayment or preservation of capital.

◾	You seek an uncapped return on your investment.

◾	You seek interest payments or other current income on your investment.

◾	You want to receive dividends or other distributions paid on the stocks included in the Index.

◾	You seek an investment for which there will be a liquid secondary market or you are unwilling to hold the notes to maturity.

◾	You are unwilling to accept the credit risk of Wells Fargo or unwilling to obtain exposure to the Index through an investment in the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Hypothetical Payout Profile

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and the Capped Value of $11.504. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 90, the Participation Rate of 200%, a hypothetical public offering price of $10.00 per unit, the Capped Value of $11.504, and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, the actual price you pay for the notes and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.000	-90.00%
50.00	-50.00%	$6.000	-40.00%
60.00	-40.00%	$7.000	-30.00%
70.00	-30.00%	$8.000	-20.00%
80.00	-20.00%	$9.000	-10.00%
90.00(1)	-10.00%	$10.000	0.00%
95.00	-5.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
105.00	5.00%	$11.000	10.00%
107.52	7.52%	$11.504(3)	15.04%
110.00	10.00%	$11.504	15.04%
120.00	20.00%	$11.504	15.04%
130.00	30.00%	$11.504	15.04%
140.00	40.00%	$11.504	15.04%
150.00	50.00%	$11.504	15.04%
160.00	60.00%	$11.504	15.04%

(1)	This is the hypothetical Threshold Value.
(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,518.890, which was the closing level of the Market Measure on the pricing date.
(3)	The Redemption Amount per unit cannot exceed the Capped Value. Therefore, your return on the notes for Ending Values greater than 107.52% of the Starting Value will be limited to the Capped Value.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	90.00

Ending Value:	50.00

$10 –	$10 ×	(90 – 50 100)	= $6.00 Redemption Amount per unit

Example 2

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	90.00

Ending Value:	95.00

Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3

The Ending Value is 105.00, or 105.00% of the Starting Value:

Starting Value:	100.00

Ending Value:	105.00

$10 +	$10 × 200.00% ×	(105 – 100 100)	= $11.00 Redemption Amount per unit

Example 4

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:	100.00

Ending Value:	130.00

$10 +	$10 × 200% ×	(130 – 100 100)	= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.504 per unit

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

◾	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. As a result, even if the value of the Index has increased at certain times during the term of the notes, if the Ending Value is less than the Threshold Value, you will receive less than, and possibly lose a significant portion of, your principal amount.

◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.

◾	The notes are subject to the credit risk of Wells Fargo. The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness, and you will have no ability to pursue any securities included in the Index for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

◾	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

◾	The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S or other dealers. The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions. Based on these pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on a reference interest rate, determined by WFS as of a date near the time of calculation that generally tracks our secondary market rates. Because WFS does not continuously calculate our reference interest rate, the reference interest rate used in the calculation of the estimated value of the debt component may be higher or lower than our secondary market rates at the time of that calculation. Because the reference interest rate is generally higher than the assumed funding rate that is used to determine the economic terms of the notes, using the reference interest rate to value the debt component generally results in a lower estimated value for the debt component, which we believe more closely approximates a market valuation of the debt component than if we had used the assumed funding rate. WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including, but not limited to, Index performance; interest rates; volatility of the Index; time remaining to maturity; and dividend yields on the securities included in the Index. These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes is not an independent third-party valuation and certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from those of MLPF&S and other dealers, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by MLPF&S or other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

◾	The estimated value of the notes on the pricing date, based on WFS’s proprietary pricing models, is less than the public offering price. The public offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include the underwriting discount, the projected profit that our hedge counterparty (which may be MLPF&S or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than our secondary market rates. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

◾

The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the assumed funding rate used to determine the economic terms of the notes, and the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

includes a hedging related charge), as further described in “Structuring the Notes” on page TS-16. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾	The initial estimated value does not represent the price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions. MLPF&S has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S in a secondary market transaction, the dealer may impose its own discount or commission.

◾	The notes will be not listed on any securities exchange or quotation system and a trading market is not expected to develop for the notes. None of us, MLPF&S or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in the secondary market. If a secondary market does exist, it may be limited, which may affect the price you receive upon any sale. Consequently, you should be willing to hold the notes until the maturity date.

◾	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The following factors are expected to affect the value of the notes: value of the Index at such time; volatility of the Index; economic and other conditions generally; interest rates; dividend yields; our creditworthiness; and time to maturity.

◾	Our trading, hedging and other business activities, and those of the agents, may affect your return on the notes and their market value and create conflicts of interest with you. Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may adversely affect the level of the Index and, therefore, adversely affect the market value of and return on the notes and may create conflicts of interest with you. We, the agents, and our respective affiliates may also publish research reports on the Index or one of the companies included in the Index, which may be inconsistent with an investment in the notes and may adversely affect the level of the Index. For more information about the hedging arrangements related to the notes, see “Structuring the Notes” on page TS-16.

◾	You must rely on your own evaluation of the merits of an investment linked to the Index.

◾	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

◾	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

◾	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

◾	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is MLPF&S. As joint calculation agents, we will determine any values of the Index and make any other determination necessary to calculate any payments on the notes. In making these determinations, we may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “Description of LIRNs—Market Disruption Events,” “—Adjustments to an Index,” and “—Discontinuance of an Index” in the accompanying product supplement.

◾	The U.S. federal tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “United States Federal Income Tax Considerations” below, “Risk Factors—General Risks Relating to LIRNs—The U.S. federal tax consequences of an investment in the LIRNs are unclear” beginning on page PS-12 of product supplement EQUITY INDICES LIRN-1 and “United States Federal Tax Considerations” beginning on page PS-30 of product supplement EQUITY INDICES LIRN-1.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The Index was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. That information reflects the policies of, and is subject to change by, FTSE Russell, the index sponsor. The consequences of the index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” on page PS-20 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agents, or MLPF&S has independently verified the accuracy or completeness of any information with respect to the Index in connection with the notes, nor accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

In addition, information about the Index may be obtained from other sources including, but not limited to, the index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Index is accurate or complete.

General

The Index is an index calculated, published, and disseminated by FTSE Russell, and measures the capitalization weighted price performance of 2,000 small-cap stocks (the “component stocks”) and is designed to track the performance of the small capitalization segment of the United States equity market. All stocks included in the Index are traded on a major United States exchange. The companies included in the Index are the middle 2,000 of the companies that form the Russell 3000ETM Index, which is composed of the 4,000 largest United States companies as determined by total market capitalization and represents approximately 99.00% of the United States equity market. The Index is determined, comprised, and calculated by FTSE Russell without regard to the notes.

The Index does not reflect the payment of dividends on the stocks underlying it and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until maturity.

Selection of Stocks Underlying the Index

The Index is one of the sub-indices of the Russell 3000ETM Index. To be eligible for inclusion in the Russell 3000ETM Index, and, consequently, the Index, a company’s stock must be listed on the last trading day in May of a given year, and FTSE Russell must have access to documentation on that date verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to the Index at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to the Index during a quarter outside of reconstitution, initial public offerings must meet all eligibility criteria, and as of the most recent reconstitution, must (i) be priced and traded and (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Russell 3000ETM Index.

United States companies are eligible for inclusion in the Russell 3000ETM Index and, consequently, the Index. FTSE Russell uses the following method for determining whether a company is a United States company. If a company (a) incorporates, (b) has a stated headquarters location, and (c) also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to its country of incorporation. If any of the three criteria listed above do not match, FTSE Russell then utilizes three Home Country Indicators (the “HCIs”) to determine the proper equity market. The HCIs are as follows:

•	country of incorporation;

•	country of headquarters; and

•	country of the most liquid exchange as defined by 2-year average daily dollar trading volume from all exchanges within a country.

After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of the company’s assets matches any of the HCIs, then the company is assigned to its primary asset location.

If, however, there is not enough information to determine a company’s primary country of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. In 2011, FTSE Russell began using an average of two years of assets or revenues data for analysis to reduce potential turnover.

“Russell 2000®” and “FTSE Russell” are trademarks of the London Stock Exchange Group companies, and have been licensed for use by us.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

The following securities are specifically excluded from the FTSE Russell indices: (i) stocks that are not traded on a major United States exchange (Bulletin Board, Pink Sheet and over-the-counter (OTC) securities are not eligible); (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; and (iii) royalty trusts, limited liability companies, closed-end investment companies (due to SEC treatment of reporting, business development companies, or “BDCs,” are no longer eligible effective June 2014 rebalance), blank check companies, special purpose acquisition companies (“SPACs”) and limited partnerships.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000ETM Index and, consequently, the Index, is total market capitalization, which is defined as the total number of outstanding shares times the closing price of the shares as of the last trading day in May for those securities being considered at annual reconstitution. Initial public offering eligibility is determined each quarter. Common stock, non-restricted exchangeable shares and partnership units/membership interests (in certain cases) are used to calculate a company’s total market capitalization. Exchangeable shares are shares that may be exchanged at any time, at the holder’s option, on a one-for-one basis for common stock. Partnership units/membership interests represent an economic interest in a limited partnership or limited liability company. FTSE Russell includes partnership units/membership interests as part of total market capitalization when the company in question is a holding company whose sole asset is its partnership units/membership interests in an underlying entity. In these cases, total market capitalization will be calculated based on 100% of the value of all partnership units/membership interests. Any other form of shares — such as preferred or convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts — is excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

During annual reconstitution, a stock’s closing price on its primary exchange on the last trading day in May is used to determine total market capitalization. If a stock does not trade on its primary exchange, the lowest price from another major United States exchange is used. In cases where multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the total market capitalization calculations. Primary trading vehicles are determined by the last two years’ average trading volume, as of the last trading day in May. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index.

Companies with only a total market capitalization of less than $30 million are not eligible for inclusion in the Russell 3000ETM Index or, consequently, the Index.

In addition, companies with only 5% or less of their shares available in the marketplace are not eligible for inclusion in the Russell 3000ETM Index or, consequently, the Index. When unavailable shares are determined to be 94.5% or greater, this will be rounded to 95%. Also, stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion in the Index at annual reconstitution. In order to reduce unnecessary turnover, if an existing component stock’s closing price is less than $1.00 on its primary exchange on the last trading day in May, it will be considered eligible if the average of the daily closing prices from its primary exchange during the month of May is equal to or greater than $1.00. Furthermore, if a stock, new or existing, does not have a closing price at or above $1.00 on its primary exchange on the last trading day in May, but does have a closing price at or above $1.00 on another major United States exchange on that day, the stock will be eligible for inclusion. Quarterly initial public offering additions must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.

Companies that produce unrelated business taxable income (“UBTI”) are restricted from ownership for tax-exempt investors. In recognition of this, FTSE Russell screens all REITs and PTPs, removing any security from eligibility that generates or has historically generated UBTI and has not taken steps to block UBTI to equity holders. The research process is conducted as part of FTSE Russell’s annual rebalance effort. Additional screening will not be assessed or changed outside of the reconstitution period. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices and the company website.

The Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of the last trading day in May, with the actual reconstitution occurring on the last Friday in June each year, except that if the last Friday in June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the component stocks are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current value of the Index is calculated by adding the market values of the component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the “adjusted”

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

capitalization of the Index on the base date of December 31, 1986. To calculate the Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the value of the Index, the applicable divisor is adjusted periodically to reflect certain events, including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available to the public for purchase. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings, including DEF 14, 424B and 10K filings (but not 13F filings), or other reliable sources in the event of missing or questionable data.

The following types of shares are removed from total market capitalization to arrive at available market capitalization:

•	Corporate cross-owned shares — shares of a company in the Index held by another member of a FTSE Russell index. Any percentage held in this class will be adjusted;

•	Large corporate and private holdings — shares held by a listed corporation not in the Index, by an individual or by a group of individuals acting together if the holding constitutes 10% or more of shares outstanding. However, not to be included in this class are institutional holdings, which are shares held by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, unless these firms have a direct relationship to the company in the Index, in which case the holdings are considered strategic holdings and are excluded;

•	ESOP or LESOP shares — shares held by an Employee Stock Ownership Plan (“ESOP”) or a Leveraged Employee Stock Ownership Plan (“LESOP”) that comprise 10% or more of shares outstanding;

•	Unlisted share classes — classes of common stock that are not traded on a United States securities exchange;

•	Initial public offering lock-ups — shares locked up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Index; and

•	Government Holdings:

•	Direct government holders — those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

•	Indirect government holders — shares held by government investment boards and/or investment arms will be treated similarly to large private holdings and removed if the holding is greater than 10% of shares outstanding; and

•	Government pensions — any holding by a government pension plan is considered an institutional holding and will not be removed from available shares.

Corporate Actions Affecting the Index

The Index is adjusted in response to certain corporate actions when the actions are final. FTSE Russell determines whether a corporate action is final based on sources of public information including company press releases, SEC filings, exchange notifications and Bloomberg or other sources that FTSE Russell deems reliable. If FTSE Russell determines that an action was not final after communication was given to clients, the changes to the Index will still occur. Prior to the completion of a corporate action, FTSE Russell estimates the effective date. FTSE Russell then adjusts the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell either (1) applies the action after the close of the current market day (t); or (2) applies the action after the close of the following day (t+1). FTSE Russell applies the following methodology guidelines when adjusting the Index in response to corporate actions:

•	“No Replacement” Rule — Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year will fluctuate according to corporate activity.

•	Mergers and Acquisitions — Mergers and acquisitions result in changes to the membership and weighting of members within the Index. Deletions due to cash acquisitions may not require delisting confirmation from the exchange, provided all other conditions (regulatory & shareholder) have been satisfied. In the event a merger or acquisition occurs between a member of the Index and another member of a FTSE Russell index, the acquired company is deleted and its market capitalization moves to the acquiring company’s stock according to the terms of the merger; hence, if the merger or acquisition occurs between members of the Index, it has no effect on the Index’s total capitalization. Cross-ownership of the surviving entity is determined by a weighted average (by market value as of t-1) of the cross-ownership of the two previous companies. If FTSE Russell is able to determine that the action is final prior to 1:00 p.m. Eastern Standard Time on a given day, the action will be applied after the close of the current day (t). If FTSE Russell is able to determine that the action is final after 1:00 p.m. Eastern Standard Time on a given day, the action will be applied after the close of the following day (t+1). If the acquiring company is a member of the Index but the acquired company is not a member of any FTSE Russell index, the acquiring company’s shares are adjusted at month-end. If the acquired company is a member of the Index but the acquiring company is not a member of any FTSE Russell index, there are two possibilities:

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

•	Reverse Merger — If the acquiring company is a private, non-publicly traded company or OTC company, FTSE Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a FTSE Russell index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day’s trade (when issued trade will not be recognized) following the completion of the merger (t+1), using the market-adjusted breakpoints from the most recent reconstitution. The acquired company will be removed from the current index simultaneously. Cross-ownership will be determined on the basis of the most recent SEC filings.

•	Standard Action — The acquired company is deleted after the action is final. If FTSE Russell is able to determine that the action is final prior to 1:00 p.m. Eastern Standard Time on a given day, the action will be applied after the close of the current day (t). If FTSE Russell is able to determine that the action is final after 1:00 p.m. Eastern Standard Time on a given day, the action will be applied after the close of the following day (t+1).

•	Reincorporations — Members of the Index that reincorporate to another country are analyzed for country assignment during annual reconstitution, as long as they continue to trade in the United States. Members of the Index that reincorporate to another country and no longer trade in the United States are immediately deleted from the Index. Companies that reincorporate to the United States are assessed for membership during annual reconstitution.

•	Reclassifications of Shares (Primary Vehicles) — Primary vehicles will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•	Rights Offerings — A right offered to shareholders is reflected in the Index only if the value of the right is at a premium to the market price. If the subscription price is at a premium to the market price, the right is reflected in the Index at the market open on the ex-date (for both transferable and non-transferable rights). The price is adjusted to account for the value of the right, and shares are increased according to the terms of the offering. If the rate is not available by the market close on the ex-date, the changes will be applied at the end of the subscription period. If the rate becomes available on the ex-date, the changes will be delayed one day. Late notifications also will delay the price and share adjustments by one day. FTSE Russell will not apply rights issued in anticipation of a takeover event or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt.

•	Changes to Shares Outstanding — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-FTSE Russell index member and other potential changes are updated at the end of the month (with the exception of June) in which the change is reflected in vendor-supplied updates and verified by FTSE Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%. These share changes are communicated to premier clients three trading days prior to month-end and include shares provided by the vendor and verified by FTSE Russell four days prior to month-end. The float factor determined at reconstitution is applied to the new shares issued or bought back. If any new shares issued are unavailable according to the filing, that portion will not be added to the Index.

•	Spin-offs and Initial Public Offerings — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spun-off companies are added to the parent company’s index and capitalization tier of membership if the spun-off company is sufficiently large. To be eligible, the spun-off company must rank larger in total market capitalization than the market-adjusted smallest company in the Russell 3000ETM Index as of the most recent reconstitution. If the spun-off company is not large enough to be added to the Index and is not trading on a “when-issued” basis, the Index will recognize the performance of the spin-off during its first day of trading through a synthetic price/performance of the parent company. This will allow holders one trading day to liquidate positions and replicate the Index. If the spun-off company is not large enough to be added to the Index but is trading on a when-issued basis, the Index will remove the spun-off company’s value by using the when-issued price. If the price of a spin-off is not available, a price will be established by first using an exchange-provided estimate or a FTSE Russell-calculated estimate if the exchange does not provide one. At the close of the first day of trading, a synthetic price/performance will be calculated to account for the actual opening price of the spin-off. This price/performance is calculated to capture the accurate performance of both the spin-off and parent for the day. Real-time calculations will reflect only the estimated performance of the two companies as actual performance is not captured until end of day.

•	Tender Offers — A company acquired as a result of a tender offer is removed if (1) the initial tender offer has expired, (2) shareholders have validly tendered, not withdrawn, and the share have been accepted for payment, (3) all regulatory requirements have been fulfilled and (4) the acquirer will seek to complete the acquisition via a short-form merger or by compulsorily acquiring any remaining shares outstanding. In the case where a tender offer completes and does not result in the full acquisition of the target company, FTSE Russell will make a share adjustment to the target company’s shares, on a date pre-announced by FTSE Russell, in cases where the available shares have decreased by 30% or more. FTSE Russell does not review partial tender offers and acquisitions.

•

Delisted Stocks — When component stocks are deleted as a result of exchange delisting or reconstitution, the price used will be the closing primary exchange price on the day the action is final (t) or the closing OTC price on the following day (t+1). For stocks continuing to trade on the primary exchange, if FTSE Russell determines that the action is final prior to 1:00 p.m. Eastern Standard Time on a given day, the deletes will be applied after the close of the current day (t), using the last traded

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

price. If, instead, FTSE Russell determines that the action is final after 1:00 p.m. Eastern Standard Time on a given day, the deletes will be applied after the close of the following day (t+1), using the closing OTC price. Stocks previously halted that fail to trade on the primary exchange prior to being moved to OTC will always be removed the following day (t+1) at the OTC closing price, regardless of the time of notification.

•	Bankruptcy and Voluntary Liquidations — A company that files for a Chapter 7 liquidation bankruptcy or that files a liquidation plan will be removed from the Index at the time of filing. When shareholder approval is required to finalize the liquidation plan, FTSE Russell will remove the security once shareholder approval has been granted. A company that files for a Chapter 11 reorganization bankruptcy will remain a member of the Index, unless the company’s stock is delisted from the primary exchange, in which case normal delisting rules apply. If a company files for bankruptcy, its stock is delisted, and it can be confirmed that the stock will not trade OTC, FTSE Russell may remove the stock at a nominal price of $0.0001.

•	Stock Distributions — A price adjustment for a stock distribution is applied on the ex-date of the distribution. When the distribution is a fixed amount of stock distributed on the ex-date, FTSE Russell increases the number of shares on the ex-date. When the distribution is an undetermined amount of stock based on future earnings and profits to be distributed at a future date, FTSE Russell increases the number of shares on the pay-date.

•	Dividends — Gross dividends are included in the daily total return calculation of the Index on the basis of their ex-dates. The ex-date is used rather than the pay-date because the marketplace price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash.

Halted Stocks — When a stock’s trading has been halted, FTSE Russell holds the stock at its most recent closing price until trading is resumed or it is officially delisted. In addition, FTSE Russell will review stocks in two categories for removal: (1) stocks halted due to financial difficulty, debt or cash flow issues for a period longer than 40 calendar days and (2) those stocks suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter. Determination for removal will be made on a case-by-case basis and based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders. Should removal be deemed appropriate, it will be announced with monthly share changes and removed on month-end at zero value (though for system purposes the actual value used is $0.0001).

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through November 21, 2017. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,518.890.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

License Agreement

We and Russell have entered into a non-transferable, non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use the Index in connection with the issuance of the notes.

The license agreement between us and Russell provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to Wells Fargo & Company is the licensing of certain trademarks and trade names of Russell and of the Index which is determined, composed and calculated by Russell without regard to Wells Fargo & Company or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY WELLS FARGO INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that it or its affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has informed us that at MLPF&S’s discretion, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

MLPF&S has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Wells Fargo or for any purpose other than that described in the immediately preceding sentence.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. Because of the higher issuance, operational and ongoing management costs of market-linked notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences, the assumed funding rate we use in pricing market-linked notes is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations. This relatively lower assumed funding rate, which is reflected in the economic terms of the notes, along with other costs relating to selling, structuring, hedging and issuing the notes, resulted in the initial estimated value of the notes on the pricing date being less than the public offering price. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that we, the agents, and our respective affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-16

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due November 29, 2019

United States Federal Income Tax Considerations

You should read carefully the discussion under “United States Federal Tax Considerations” in the accompanying product supplement and “Selected Risk Considerations” in this term sheet.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid derivative contract that is an “open transaction” for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a note (including retirement at maturity), you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

Subject to the discussion below, if you are a non-U.S. holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect.

Possible Withholding Under Section 871(m) of the Code. Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to U.S. equities (“U.S. underlying equities”) or indices that include U.S. underlying equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. underlying equities, as determined based on tests set forth in the applicable Treasury regulations (a “specified equity-linked instrument” or “specified ELI”). However, the regulations exempt financial instruments issued in 2017 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. underlying equity and, therefore, should not be specified ELIs subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances. For example, if you enter into other transactions relating to a U.S. underlying equity, you could be subject to withholding tax or income tax liability under Section 871(m) even if the notes are not specified ELIs subject to Section 871(m) as a general matter. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

In the event withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capped Leveraged Index Return Notes®	TS-17